UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated November 8, 2011: Paragon Shipping Inc. Announces New Charter Agreements for two of its Panamax Bulk Carriers.

This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164370) and prospectus supplement filed with the U.S. Securities and Exchange Commission on October 12, 2010, with the exception of the comments of Michael Bodouroglou contained in the fourth paragraph of the press release contained in the exhibit attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 8, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. ANNOUNCES NEW CHARTER AGREEMENTS FOR TWO OF ITS PANAMAX BULKCARRIERS.

ATHENS, Greece, November 8, 2011 - Paragon Shipping Inc. (NYSE: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today that it has entered into fixed rate time charter agreements for two of its Panamax Vessels, M/V Kind Seas, and M/V Golden Seas with Mansel LTD, an entity fully owned and controlled by Vitol SA Geneva.

The M/V Kind Seas, a 1999 build, 72,493 dwt Panamax bulkcarrier has been fixed for a period of 13 to 15 months at a gross daily rate of $12,250.  In addition, the charterers have an option to extend the charter period for an additional 11 to 13 months at a gross daily rate of $13,750 plus 50% profit sharing based on the Baltic Panamax Average Time Charter Routes.

The M/V Golden Seas, a 2006 build, 74,475 dwt Panamax bulkcarrier, has been fixed for a period of 22 to 25 months at a gross daily rate of $12,250.  Furthermore, the charterers have an option to extend the charter period for an additional 11 to 13 months at a gross daily rate of $13,000 plus 50% profit sharing based on the Baltic Panamax Average Time Charter Routes.

Commenting on these developments, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "We are pleased to announce these new chartering agreements with the Vitol Group, a respected charterer in the industry.  As a result, our contracted fixed revenue days have now increased to 76% from 59% in 2012 and to 52% from 38% in 2013, which increases our cash flow visibility during these turbulent market conditions.  These two new time charter contracts are anticipated to contribute approximately $12.8 million of gross revenues during the minimum scheduled periods of the charters."

About Paragon Shipping Inc.

Paragon Shipping Inc. (the Company) is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes.  The Company’s current fleet consists of ten drybulk vessels with a total carrying capacity of 704,772 dwt.  In addition, Paragon entered into contracts for the construction of four Handysize drybulk carriers that are scheduled to be delivered in 2012 and as a result will increase the fleet size to 14 dry bulk vessels with a dwt capacity of 853,572.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Investor Relations / Media

Capital Link, Inc.

Paul Lampoutis

230 Park Avenue

Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: paragon@capitallink.com